

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 3, 2014

Via E-mail
David J Cutler
Chief Executive Officer
Golden Dragon Holding, Co.
2460 West 26th Avenue, Suite 380C
Denver, Colorado 80211

   Re: Golden Dragon Holding, Co.
     Form 8-K
     Filed January 27, 2014
     File No. 000-27055

Dear Mr. Cutler:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

            Sincerely,

            /s/ Steve Lo

            Steve Lo
            Staff Accountant